FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2004

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

			Page

			Sequential Page
Item			Number
1	.	Unaudited Interim Consolidated Financial Information as of September 30, 2004	1
2	.	Consolidated Balance Sheet Analysis	8
3	.	Consolidated Income Statement Analysis	10
4	.	Recent Developments	16

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Enersis S.A., Registration Number 333-1112949.

i

ITEM 1

Enersis S.A. and Subsidiaries

Index to the Unaudited Consolidated Information

Consolidated Balance Sheets of September 30, 2003 and 2004	2

Consolidated Income Statement for the nine months
ended September 30, 2003 and 2004	5

Consolidated Statements of Cash Flows for the nine months
ended September 30, 2003 and 2004	6

     The financial statements as of and for the nine-month periods ended September 30, 2003 and 2004 included in this report include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations. These financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in Chile, which differ in material respects from the accounting principles generally accepted in the United States. See note 37 to the consolidated financial statements included in our annual report on Form 20-F/A for the year ended December 31, 2003. Results for the nine months ended September 30, 2004 are not necessarily indicative of results for our fiscal year ending December 31, 2004 or any other period.

CONSOLIDATED BALANCE SHEET

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
CURRENT ASSETS
Cash	28,271	58,071	29,800	105.4%
Time deposits	327,745	361,085	33,340	10.2%
Marketable securities	12,559	14,704	2,145	17.1%
Accounts receivable	493,910	553,550	59,640	12.1%
Notes receivable	4,975	2,640	(2,335)	(46.9%)
Other accounts receivable	94,544	41,450	(53,094)	(56.2%)
Amounts due from related companies	14,697	128,727	114,030	–
Inventories	56,247	79,078	22,831	40.6%
Income taxes to be recovered	68,534	88,990	20,456	29.8%
Prepaid expenses	17,639	40,181	22,542	127.8%
Deferred income taxes	59,103	70,351	11,248	19.0%
Other current assets	54,049	44,467	(9,582)	(17.7%)
Net of long-term leasing contracts	–	–	–	–
Net of assets for leasing	–	–	–	–
Total current assets	1,232,274	1,483,293	251,019	20.4%
PROPERTY, PLANT AND
EQUIPMENT
Property	123,914	117,851	(6,063)	(4.9%)
Buildings and infrastructure	10,852,730	10,432,662	(420,068)	(3.9%)
Plant and equipment	1,973,402	1,833,441	(139,961)	(7.1%)
Other assets	446,765	351,229	(95,536)	(21.4%)
Technical re-appraisal	697,448	635,095	(62,353)	(8.9%)
Sub-total	14,094,258	13,370,278	(723,980)	(5.1%)
Accumulated depreciation	(5,156,362)	(5,211,747)	(55,385)	(1.1%)
Total property, plant and
equipment	8,937,896	8,158,532	(779,364)	(8.7%)
OTHER ASSETS
Investments in related companies	201,482	207,299	5,817	2.9%
Investments in other companies	150,920	102,066	(48,854)	(32.4%)
Positive goodwill	812,924	745,423	(67,501)	(8.3%)
Negative goodwill	(75,420)	(67,755)	7,665	10.2%
Long-term receivables	143,543	110,002	(33,541)	(23.4%)
Amounts due from related companies	146,571	755	(145,816)	(99.5%)
Deferred income taxes	–	–	–	–
Intangibles	86,210	85,782	(428)	(0.5%)
Accumulated amortization	(42,412)	(45,579)	(3,167)	(7.5%)
Others	232,617	172,774	(59,843)	(25.7%)
Net of long-term leasing contracts	–	–	–	–
Total other assets	1,656,435	1,310,767	(345,668)	(20.9%)
TOTAL ASSETS	11,826,606	10,952,592	(874,014)	(7.4%)

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
CURRENT LIABILITIES
Due to banks and financial institutions
(short-term)	316,711	239,026	(77,685)	24.5%
Due to banks and financial institutions
(short-term position)	192,996	118,675	(74,321)	38.5%
Commercial paper equivalent	–	–	–	–
–Bonds payable (short-term)	73,339	80,984	7,645	(10.4%)
Long-term liabilities maturing before
one year	28,655	24,447	(4,208)	14.7%
Dividends payable	2,143	3,825	1,682	(78.5%)
Accounts payable	215,839	209,144	(6,695)	3.1%
Notes payable	23,890	6,925	(16,965)	71.0%
Miscellaneous payables	62,783	46,174	(16,609)	26.5%
Accounts payable to related
companies	18,267	88,878	70,611	–
Provisions	50,919	52,732	1,813	(3.6%)
Withholdings	52,856	58,375	5,519	(10.4%)
Income tax	51,994	37,143	(14,851)	28.6%
Anticipated income	16,052	8,442	(7,610)	47.4%
Deferred taxes	–	–	–	–
Reimbursable financial contribution	2,735	2,213	(522)	19.1%
Other current liabilities	70,967	62,922	(8,045)	11.3%
Total current liabilities	1,180,144	1,039,903	(140,241)	11.9%
LONG-TERM LIABILITIES
Due to banks and financial institutions	1,425,138	720,895	(704,243)	49.4%
(long-term position)
Bonds payable	2,327,159	2,568,496	241,337	(10.4%)
Notes payable	169,160	169,135	(25)	0.0%
Miscellaneous payables	19,760	25,081	5,321	(26.9%)
Amounts payable to related
companies	96	–	(96)	100.0%
Provisions	321,063	335,721	14,658	(4.6%)
Deferred taxes	48,890	62,586	13,696	(28.0%)
Reimbursable financial contribution	10,447	6,921	(3,526)	33.7%
Other long-term liabilities	65,112	39,290	(25,822)	39.7%
Total long-term liabilities	4,386,825	3,928,125	(458,700)	10.5%
Minority interest	3,749,147	3,353,365	(395,782)	(10.6%)
SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,120,693	2,227,711	107,018	5.0%
Reserve to equity revaluation	10,516	42,327	31,811	–
Additional paid-in capital-share
premium	157,404	161,773	4,369	2.8%
Other reserves	17,862	(26,372)	(44,234)	–
Total capital and reserves	2,306,475	2,405,439	98,964	4.3%
Future dividends reserve	–	–	–	–
Retained earnings	179,197	193,064	13,867	7.7%
Retained losses	–	–	–	–
Net income	25,945	35,355	9,410	36.3%
Interim dividends	–	–	–	–
Development subsidiaries deficits	(1,127)	(2,658)	(1,531)	135.9%
Total retained earnings	204,016	225,760	21,744	10.7%

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Total shareholders’ equity	2,510,490	2,631,199	120,709	4.8%
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	11,826,606	10,952,592	(874,014)	(7.4%)

CONSOLIDATED INCOME STATEMENT

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
CONS. INCOME STATEMENT
Revenues from Generation	726,034	788,894	62,860	8.7%
Revenues from Distribution	1,286,477	1,442,857	156,380	12.2%
Revenues from Engineering and Real
Estate	23,593	20,403	(3,190)	(13.5%)
Revenues from Other Businesses	103,389	106,395	3,006	2.9%
Consolidation Adjustments	(249,434)	(252,114)	(2,680)	(1.1%)
Operating Revenues	1,890,059	2,106,435	216,376	11.4%
Op. Costs from Generation	(429,200)	(489,288)	(60,088)	(14.0%)
Op. Costs from Distribution	(1,026,280)	(1,132,639)	(106,359)	(10.4%)
Op. Costs from Engineering and Real
Estate	(20,473)	(17,833)	2,640	12.9%
Op. Costs from Other Businesses	(76,453)	(84,912)	(8,459)	(11.1%)
Consolidation Adjustments	228,393	232,284	3,891	1.7%
Operating Costs	(1,324,013)	(1,492,388)	(168,375)	(12.7%)
Operating Margin	566,046	614,047	48,001	8.5%
SG&A from Generation	(23,131)	(23,875)	(744)	(3.2%)
SG&A from Distribution	(107,416)	(105,942)	1,474	1.4%
SG&A from Engineering and Real
Estate	(1,924)	(2,322)	(398)	(20.7%)
SG&A from Other Businesses	(21,201)	(21,814)	(613)	(2.9%)
Consolidation Adjustments	22,352	21,250	(1,102)	(4.9%)
Selling and Administrative
Expenses	(131,320)	(132,703)	(1,383)	(1.1%)
Operating Income	434,726	481,344	46,618	10.7%
Interest Income	54,838	54,523	(315)	(0.6%)
Interest Expense	(329,994)	(271,502)	58,492	17.7%
Net Financial Income (Expenses)	(275,156)	(216,979)	58,177	21.1%
Equity Gains from Related
Companies	21,373	28,365	6,992	32.7%
Equity Losses from Related
Companies	(127)	(0)	127	99.7%
Net Income from Related
Companies	21,246	28,365	7,119	33.5%
Other Non Operating Income	167,477	57,252	(110,225)	(65.8%)
Other Non Operating Expenses	(188,962)	(98,026)	90,936	48.1%
Net other Non Operating Income
(Expense)	(21,485)	(40,774)	(19,289)	(89.8%)
Price Level Restatement	(7,401)	(898)	6,503	87.9%
Foreign Exchange Effect	(503)	12,658	13,161	–
Net of Monetary Exposure	(7,904)	11,761	19,665	–
Positive Goodwill Amortization	(40,910)	(39,725)	1,185	2.9%
Non Operating Income	(324,209)	(257,353)	66,856	20.6%
Net Inc b. Taxes, Min Int and Neg
Goodwill Amort	110,517	223,991	113,474	102.7%
Extraordinary Items	–	–	–	–
Income Tax	(78,649)	(126,546)	(47,897)	(60.9%)
Minority Interest	(54,525)	(75,679)	(21,154)	(38.8%)
Negative Goodwill Amortization	48,602	13,588	(35,014)	(72.0%)
NET INCOME	25,945	35,354	9,409	36.3%

CONSOLIDATED CASH FLOW

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
CASH FLOWS ORIGINATED
FROM OPERATING
ACTIVITIES
Net income (loss) for the year	25,945	35,354	9,409	36.3%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(83,444)	(504)	82,940	99.4%
Charges (credits) which do not
represent cash flows:
Depreciation	331,839	301,937	(29,902)	(9.0%)
Amortization of intangibles	7,173	4,785	(2,388)	(33.3%)
Write-offs and accrued expenses	31,295	19,983	(11,312)	(36.1%)
Accrued profit from related
companies (less)	(21,373)	(28,365)	(6,992)	(32.7%)
Accrued losses from related
companies	127	0	(127)	(99.7%)
Amortization of positive goodwill	40,911	39,725	(1,186)	(2.9%)
Amortization of negative goodwill
(less)	(48,602)	(13,589)	35,013	72.0%
Net, price-level restatement	7,401	898	(6,503)	(87.9%)
Net, foreign exchange effect	503	(12,658)	(13,161)	–
Other credits which do not represent
cash flow (less)	(19,180)	(8,278)	10,902	56.8%
Other charges which do not represent
cash flow	127,136	67,373	(59,763)	(47.0%)
Asset variations which affect cash
flow:
Decrease in receivables accounts	(105,991)	21,199	127,190	120.0%
Decrease (increase) in inventory	2,826	(12,740)	(15,566)	–
Decrease (increase) in other assets	19,308	(51,347)	(70,655)	–
Liabilities variations which affect
cash flow:
(Decreased) increase in payable
accounts related to operating income	(28,751)	(101,459)	(72,708)	–
Increase of payable interest	31,202	38,614	7,412	23.8%
Net increase (decrease) of payable
income tax	10,277	22,911	12,634	122.9%
Increase (decrease) of other payable
accounts related to non-operating
income	26,355	7,416	(18,939)	(71.9%)
Net (decrease) of payable value added
tax and other taxes	(1,927)	(13,507)	(11,580)	–
Profit related to minority interest	54,525	75,679	21,154	38.8%
NET POSITIVE CASH FLOW
ORIGINATED FROM
OPERATING ACTIVITIES	407,554	393,426	(14,128)	(3.5%)
CASH FLOWS ORIGINATED
FROM FINANCING ACTIVITIES
Shares issued and subscribed	473,565	–	(473,565)	–
Proceeds from loans hired	469,359	700,769	231,410	49.3%
Proceeds from debt issuance	479,211	232,589	(246,622)	(51.5%)

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Proceeds from loans obtained from
related companies	–	–	–	–
Proceeds from other loans obtained
from related companies	–	–	–	–
Other sources of financing	11,329	25,702	14,373	126.9%
Capital paid	(9,793)	(3,963)	5,830	–
Dividends paid	(77,620)	(90,574)	(12,954)	(16.7%)
Loans, debt amortization (less)	(1,151,099)	(973,550)	177,549	15.4%
Issuance debt amortization (less)	(430,292)	(16,609)	413,683	96.1%
Amortization of loans obtained from
related companies	(4,553)	–	4,553	100.0%
Amortization of other loans obtained
from related companies	–	–	–	–
Expenses paid related to capital
variations (less)	(11,075)	–	11,075	–
Expenses paid related to debt issuance
(less)	(5,093)	(2,564)	2,529	49.7%
Other disbursements related to
financing (less)	(97,441)	(8,202)	89,239	91.6%
NET (NEGATIVE) CASH FLOW
ORIGINATED FROM
FINANCING ACTIVITIES	(353,503)	(136,401)	217,102	61.4%
CASH FLOWS ORIGINATED
FROM INVESTING ACTIVITIES
Sale of fixed assets	165,538	1,208	(164,330)	(99.3%)
Sale of long-term investments	124,882	2,606	(122,276)	–
Collection upon other loans to related	25,448	12,423	(13,025)	(51.2%)
companies
Other income on investments	51,774	40,037	(11,737)	(22.7%)
Additions to fixed assets (less)	(202,075)	(193,591)	8,484	4.2%
Long-term investments (less)	(25)	–	25	100.0%
Investment in financing instruments	–	(17,030)	(17,030)	–
Other loans to related companies
(less)	(303)	–	303	100.0%
Other investment disbursements (less)	(7,571)	(1,721)	5,850	77.3%
NET (NEGATIVE) CASH FLOW
ORIGINATED FROM
INVESTMENT ACTIVITIES	157,668	(156,068)	(313,736)	(199.0%)
NET POSITIVE CASH FLOW
FOR THE PERIOD	211,720	100,957	(110,763)	(52.3%)
EFFECT OF PRICE-LEVEL
RESTATEMENT UPON CASH
AND CASH EQUIVALENT	(57,276)	(2,612)	54,664	95.4%
NET VARIATION OF CASH AND
CASH EQUIVALENT	154,444	98,345	(56,099)	(36.3%)
INITIAL BALANCE OF CASH
AND CASH EQUIVALENT	227,428	337,461	110,033	48.4%
FINAL BALANCE OF CASH AND
CASH EQUIVALENT	381,871	435,806	53,935	14.1%

ITEM 2

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s total assets reflect a decrease of Ch$874 billion as compared to the same period of the previous year. This is principally due to:

➢	A decrease of Ch$779 billion, or 8.7% in Fixed Assets due principally to one year depreciation (approximately Ch$420 billion) and to the effect of the exchange rate on the fixed assets of the foreign subsidiaries as a result of the methodology of carrying non-monetary assets in the subsidiaries established in unstable countries in historic US Dollars as required by Technical Bulletin Nº 64.

➢	Current assets increased by Ch$251 billion, due principally to the following:

*	An increase of Ch$114 billion in short term accounts receivable from related companies, explained basically by the maturity within a year of the Ch$119 billion loan to Atacama Finance.

*	An increase of Ch$60 billion in sales debtors of Codensa, and an increase of Ch$21 billion in sales debtors of Cerj by Ch$15 billion and Cachoeira Dourada by Ch$9 billion.

*	An increase of Ch$30 billion in cash and Ch$33 billion in term deposits due to larger deposits in Codensa and Emgesa for Ch$134 billion and Ch$48 billion respectively, to cover future reductions in capital, partially compensated by smaller deposits in Enersis for Ch$124 billion that it held as a result of the capital increase the year before.

*	An increase of Ch$21 billion in tax recoverable, mainly in Elesur for Ch$47 billion, partially compensated by reductions of Ch$22 billion in Enersis, Ch$9 billion in Endesa, Ch$5 billion in Chilectra and Ch$3 billion in Coelce.

*	An increase of Ch$23 billion in prepaid expenses, mainly from Cerj for Ch$19 billion on the regulatory asset and Lot A.

*	A reduction of Ch$53 billion in sundry debtors due mainly to the payment from OHL of Ch$38 billion for the sale of Infraestructura 2000 and Ch$13 billion less in prepaid taxes in Codensa.

➢	Other long term assets show a decrease of Ch$346 billion, due principally to the following:

*	A reduction of Ch$146 billion in accounts receivable from related companies, explained basically by the maturity within a year of the Ch$119 billion loan to Atacama Finance transferred to short term and payment of part of the loan.

*	A reduction of Ch$68 billion in the positive goodwill that corresponds principally to the amortization of a whole year of approximately Ch$53 billion. The difference is the result of the exchange rate in Chile for the goodwill in the subsidiaries controlled in U.S. dollars.

*	A reduction of Ch$60 billion in other long term assets due to the decrease of Ch$47 billion in deferred commissions and expenses on loans, a reduction of Ch$23 billion in the effects of the valuation to a Fair Price of the derivatives and a reduction of Ch$5 billion in post-retirement benefits, compensated partially by an increase of Ch$11 billion in expenses and discounts on bonds.

*	A reduction of Ch$49 billion in Investments in Other Companies, basically due to the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá and the transfer to minority interests of its holding.

The total borrowings show a reduction of Ch$874 billion with respect to the same period of the previous year. This is principally due to:

Current liabilities fell by Ch$140 billion or 11.9% . Bank borrowings show a reduction of Ch$78 billion in the short term and Ch$74 billion in the short-term portion of the long-term borrowings, respectively, due to the prepayment of loans for Ch$51 billion by Edesur and Ch$33 billion by Luz de Bogotá. Accounts payable fell by Ch$17 billion, principally due to a reduction in Cerj’s accounts. Sundry creditors decreased by Ch$167 billion, principally due to a reduction in Edegel;s sundry creditors. These were partially offset by an increase of Ch$71 billion in accounts payable to related companies, resulting from the purchase of Elesur from Endesa Internacional.

Long term liabilities fell by Ch$459 billion or 10.5% due to the reduction of Ch$704 million in obligations with banks due to prepayments of credits and the refinancing of debts with bond issues and to the reduction of Ch$26 billion in other long term liabilities, partially offset by the increase of Ch$241 billion in obligations to the public in order to prepay bank debts.

Minority interests fell by Ch$396 billion due to the increase in the participations in Cerj and Costanera and, in addition, to the reduction in the investments in the foreign subsidiaries controlled in U.S. dollars in accordance with Technical Bulletin Nº 64.

Equity increased by Ch$121 billion with respect to September 2003. This variation is explained principally by the shares underwritten in regard to the capital increase during the second preferential option period in the month of December and by the capitalization of the B1 and B2 bond series.

ITEM 3

CONSOLIDATED INCOME STATEMENT ANALYSIS

     The table below breaks down operating revenues by country for the periods ended September 30, 2003 and 2004.

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	324,117	344,969	20,852	6.4%
Non-electricity subsidiaries (Chile) (1)	108,876	111,236	2,360	2.2%
Total operating revenues from Chile, except
generation business	432,993	456,205	23,212	5.4%
Edesur (Argentina)	153,693	166,886	13,193	8.6%
Distrilima/Edelnor (Peru)	149,291	142,847	(6,444)	(4.3%)
Cerj (Brazil)	262,310	289,784	27,474	10.5%
Investluz/Coelce (Brazil)	167,344	207,098	39,754	23.8%
Luz de Bogota/Codensa (Colombia)	229,721	291,273	61,552	26.8%
Total operating revenues, excluding Chile and
generation business	962,359	1,097,888	135,529	14.1%
Endesa-Chile	744,141	804,456	60,315	8.1%
Less: intercompany transactions	(249,434)	(252,114)	(2,680)	1.1%
Total operating revenues	1,890,059	2,106,435	216,376	11.4%

(1)	Includes operating revenues of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

The table below breaks down operating costs by country for the periods ended September 30, 2003 and 2004.

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(226,982)	(243,574)	(16,592)	7.3%
Non-electricity subsidiaries (Chile) (1)	(81,758)	(89,412)	(7,654)	9.4%
Total operating costs, Chile except generation	(308,740)	(332,986)	(24,246)	7.9%
business
Edesur (Argentina)	(136,847)	(143,669)	(6,822)	5.0%
Distrilima/Edelnor (Peru)	(111,648)	(108,298)	3,350	(3.0%)
Cerj (Brazil)	(226,501)	(238,398)	(11,897)	5.3%
Investluz/Coelce (Brazil)	(125,250)	(181,123)	(55,873)	44.6%
Luz de Bogota/Codensa (Colombia)	(199,052)	(217,577)	(18,525)	9.3%
Total operating costs, excluding Chile and
generation business	(799,298)	(889,065)	(89,767)	11.2%
Endesa-Chile	(444,369)	(502,620)	(58,251)	13.1%
Less: intercompany transactions	228,394	232,283	3,889	1.7%
Total operating costs	(1,324,013)	(1,492,388)	(168,375)	12.7%

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our selling and administrative expenses by country for the periods ended September 30, 2003 and 2004.

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(24,449)	(28,957)	(4,508)	18.4%
Non-electricity subsidiaries (Chile) (1)	(22,462)	(23,266)	(804)	3.6%
Total selling and administrative expenses Chile,
except generation business	(46,911)	(52,223)	(5,312)	11.3%
Edesur (Argentina)	(23,110)	(22,010)	1,100	(4.8%)
Distrilima/Edelnor (Peru)	(13,738)	(13,048)	690	(5.0%)
Cerj (Brazil)	(8,304)	(11,564)	(3,260)	39.3%
Investluz/Coelce (Brazil)	(22,707)	(24,133)	(1,426)	6.3%
Luz de Bogota/Codensa (Colombia)	(15,108)	(6,230)	8,878	(58.8%)
Total selling and administrative expenses,
excluding Chile and generation business	(82,967)	(76,985)	5,982	(7.2%)
Endesa-Chile	(23,795)	(24,745)	(950)	4.0%
Less: intercompany transactions	22,353	21,250	(1,103)	(4.9%)
Total selling and administrative expenses	(131,320)	(132,703)	(1,383)	1.1%

(1)	Includes selling and administrative expenses of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our operating income by country for the periods ended September 30, 2003 and 2004.

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	72,686	72,438	(248)	(0.3%)
Non-electricity subsidiaries (Chile) (1)	4,656	(1,442)	(6,098)	n.a.
Total operating income Chile except generation
business	77,342	70,996	(6,346)	(8.2%)
Edesur (Argentina)	(6,264)	1,207	7,471	n.a.
Distrilima/Edelnor (Peru)	23,905	21,501	(2,404)	(10.1%)
Cerj (Brazil)	27,505	39,822	12,317	44.8%
Investluz/Coelce (Brazil)	19,387	1,842	(17,545)	(90.5%)
Luz de Bogota/Codensa (Colombia)	15,561	67,466	51,905	333.6%
Total operating income, excluding Chile and
generation business	80,094	131,838	51,744	64.6%
Endesa-Chile	275,977	277,091	1,114	0.4%
Less: intercompany transactions	1,313	1,419	106	8.1%
Total operating income	434,726	481,344	46,618	10.7%

(1)	Includes operating income of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

The table below sets forth non-operating income (expense) for the periods indicated.

	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Net interest expense	(275,156)	(216,979)	58,177	(21.1%)
Net income from related companies	21,246	28,365	7,119	33.5%
Net other non-operating income (expense)	(21,485)	(40,774)	(19,289)	89.8%
Net monetary exposure	(7,904)	11,760	19,664	n.a.
Goodwill amortization	(40,910)	(39,725)	1,185	(2.9%)
Non-operating expense	(324,209)	(257,353)	66,856	(20.6%)

The table below sets forth our net income for the periods indicated.
	Third quarter ended September 30,

	2003	2004	Change	% Change

		(in millions of Ch$)
Operating income	434,726	481,344	46,618	10.7%
Non-operating income	(324,209)	(257,353)	66,856	(20.6%)
Net income before taxes, minority interest and
negative goodwill amortization	110,517	223,991	113,474	102.7%
Income taxes	(78,649)	(126,546)	(47,897)	60.9%
Minority interest	(54,525)	(75,679)	(21,154)	38.8%
Amortization of negative goodwill	48,602	13,588	(35,014)	(72.0%)
Net income	25,945	35,354	9,409	36.3%

Net Income

As of September 30, 2004 the Company had a net income of Ch$35 billion which is an increase from net income of Ch$26 billion registered as of the same date of 2003. This improvement is explained primarily by a rise of 11.4% in operating revenues which implied an increase of 10.7% in operating income and of 20.6% in non-operating income.

Operating Income

Operating income amounted to Ch$481 billion, an increase of Ch$47 billion compared to September 2003. This is particularly significant because the growth of 11.4% in operating revenues confirms the pace of recovery in the Group’s sales of energy in a firmer environment of economic recovery.

In fact, in order to satisfy a growing demand for energy, net generation has increased by 10.7% from 31,958 GWh to 35,376 GWh.

In general, our generating business has reflected a marked recovery in demand for energy in the countries in which we operate. During the year 2004, growth has been 7.2% in Argentina, 5.2% in Brazil, 2.8% in Colombia, 7.8% in the principal electricity system in Chile and 5.7% in Peru.

In the case of our distribution business, physical sales rose from 36,846 GWh to 38,905 GWh, an increase of 5.6% . This positive variation is consistent with the pace of the economic recovery.

Physical sales in Chile, Argentina, Brazil, Colombia and Peru were 8.2%, 5.2%, 4.5%, 4.2% and 6.7%, respectively.

In the operating area, we had an increase of 4.3% in the number of customers, rising from 10.4 million to 10.8 million, a total of 447,195 new customers. This is a particularly relevant given the growing demand.

In addition, another significant element in the field of operations corresponds to labor productivity in the distribution area, which improved by 7.1% from 1,423 clients per employee to 1,523 clients per employee.

Losses of energy (aggregate of all the companies), which also constitute a key variable in the distribution business, fell slightly from 12.2% to 11.9%, a variation explained principally by the reduction of losses in Chilectra, Edesur and Cerj. The reduction in the losses at our Brazilian subsidiary, Cerj, fell from 23.5% to 22.9%, which is in line with our expectations with respect to the important technical effort underway to improve this ratio.

Operating revenues increased by Ch$216 billion, partially offset by an increase of Ch$168 billion in Operating Expenses. These important variations, with a net favorable effect for the company, are explained by the higher levels of operating and commercial activity. Furthermore, Selling and Administrative Expenses increased by Ch$1 billion.

Non-Operating Income

The company’s non-operating result improved by Ch$67 billion or 20.6% rising from a loss of Ch$324 billion as of September 30, 2003 to a loss of Ch$257 billion as of September 30, 2004.

Financial expenses net of financial income decreased by Ch$58 billion or 21.1% from a net loss of Ch$275 billion as of September 30, 2003 to a net loss of Ch$217 billion as of September 30, 2004. This decrease in expenses is principally due to the reduction in debt that the group has experienced during the past 15 months.

Income from investments in related companies shows an increase of Ch$7 billion or 33.5%, rising from a profit of Ch$21 billion as of September 2003 to a profit of Ch$28 billion as of September 2004. This is due fundamentally to the increase of Ch$10 billion in the results registered in the affiliate Central Generadora de Fortaleza (CGTF) as a result of the initiation of the operations of the plant at the beginning of the year.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to Ch$41 billion, a reduction of 2.9% . The reduced amortization is due to the effect of the Chilean Peso exchange rate on the foreign subsidiaries controlled in U.S. Dollars that have a positive goodwill.

Net other non-operating income and expenses fell by Ch$19 billion from a loss of Ch$21 billion as of September 2003 to a loss of Ch$41 billion as of September 2004. The principal reasons for this variation are the following:

➢	A decrease of Ch$67 billion in profits on the sale of investments.

➢	A rise to Ch$5 billion in the Equity Tax in Colombia, corresponding to 1.2%, which is applied to all the companies based in Colombia.

➢	An increase of Ch$8 billion in provisions on obsolescence and write off of fixed assets.

➢	A reduction of Ch$5 billion in dividends from affiliated companies.

The above was partially compensated by the following:

➢	A reduction of Ch$30 billion in losses as a result of the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, mainly on the Brazilian subsidiaries. This was mainly caused by the appreciation of the Brazilian Real against the US Dollar during the year 2003 and its impact on the structure of the monetary assets and liabilities.

➢	A reduction of Ch$14 billion in provisions on contingencies and lawsuits.

➢	A reduction of Ch$10 billion in Brazilian pension schemes.

➢	Indemnity of Ch$8 billion received by Edesur from Alstom-Pirelli on the Azopardo sub-station lawsuit.

Price-level restatement and foreign exchange differences show an increase of Ch$20 billion with respect to the same period of last year, rising from a loss of Ch$8 billion as of September 30, 2003 to a profit of Ch$12 billion as of September 30, 2004. This is principally due to the effects of out active position in US Dollars and the nominal devaluation of 2.5% of the Chilean Peso as of September 30, 2004 as compared to the revaluation of the Chilean Peso of 8.0% as of the same date of the year before. These effects were compensated to a large extent by exchange insurance maintained by the company.

As of September 30, 2004, income tax and deferred taxes increased by Ch$48 billion from the previous year rising from Ch$79 billion in tax expenses as of September 2003 to Ch$127 billion in the current period.

The reduction of Ch$3 billion in income tax is explained mainly by the fact that in 2003 the company incorporated the tax on the profit resulting from the sale of its investments in Río Maipo, Canutillar and Infraestructura 2000, which amounted to Ch$27 billion. This was partially compensated by the increase in taxes this year due to the increase of Ch$13 billion and Ch$5 billion in taxable profits in the subsidiaries, Codensa and Emgesa, respectively, and the rise of Ch$4 billion and Ch$2 billion in CERJ and Chilectra, respectively.

Deferred taxes show a negative variation of Ch$51 billion, explained mainly by the generating subsidiaries in Argentina (Central Costanera and Chocón) for Ch$35 billion. This is the outcome of the fact that in June 2003 the companies registered for the first time the effects of tax losses (mainly the devaluation of the Argentine Peso) that the companies had as of that date (Ch$24 billion in profits from deferred taxes). However, as a result of the recovery in the exchange rate and of the improved results of the companies, the tax loss declined, reflecting losses of Ch$11 billion as of September 2004 due to the reversal in deferred taxes. Other significant effects were the increase of Ch$8 billion in expenses from deferred taxes in Enersis, Ch$5 billion in Edelnor, Ch$5 billion in Endesa Chile and Ch$5 billion in Edegel.

Amortization on negative goodwill amounted to Ch$14 billion that compared to the same period of the previous year reflects a reduction of Ch$35 billion. The reduction in the amortization is explained by the acceleration that took place in 2003 of the greater added value following the investment in CERJ that same year.

ITEM 4

RECENT DEVELOPMENTS

ICSID

     On April 25, 2003, Enersis, Endesa-Chile, Elesur and Chilectra filed an action before the International Center for the Settlement of Investment Disputes, or the ICSID, in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina. The grounds of this action are the damages experienced by the Company and its subsidiaries in Argentina as a consequence of the approval of Law N° 25,561 (Economic Emergency Law) on January 6th, 2002, Decree N°. 214/2002, Decree N°. 293/2002, Resolution N°. 38/2002 of the Ministry of Economy, and complementary rules. The outcome of these new rules has been a completely new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992. The original commitments assumed by the Republic of Argentina regarding these investments have not been complied with. The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments in the Republic of Argentina is against the letter and the spirit of the Treaty for the promotion and protection of reciprocal investments signed between the Republic of Chile and the Republic of Argentina. On January 21, 2004 the Arbitration Court was settled and their first meeting with all parties took place on April 3, 2004. Starting from that date, the Court conceded four months to submit the final suit and a term of four months as well for answering such suit by the Republic of Argentina.

     On July 28, 2004, Enersis, Endesa-Chile, Elesur and Chilectra filed the final suit against the Republic of Argentina. In their suit, the companies are claiming US$1,306.9 million for the loss in value of their Argentine affiliate.

     On October 18, 2004, the Republic of Argentina filed a defense objecting ICSID’s jurisdiction and competence. As long as the objection is not resolved, there is no obligation to file a counterclaim, given the fact that the process may only continue if ICSID’s jurisdiction and competence are confirmed.

     There can be no assurance that the outcome of this arbitration will be favorable to us or, if favorable, that we will be able to execute our claim against the Argentine government.

EDEGEL S.A.: SUNAT INQUIRY

     As a result of a tax audit, SUNAT assessed an initial US$86 million income tax claim against Edegel relating to the 1996 spin-off from which Edegel was formed. SUNAT claims, among other things, Edegel’s excessive tax depreciation for revalued fixed assets. SUNAT based its assessment calculations on the Seventh Transitory and Final Provision of Law No. 27,034, which repealed the option to depreciate the revaluation of fixed assets commencing from 1999. In January 2002, Edegel filed an objection to this assessment and concurrently commenced an arbitration proceeding.

     Prior to the decision of the arbitrator, which ultimately favored Edegel by deciding that Law No. 27,034 was not applicable to this matter, SUNAT ruled against Edegel. Edegel subsequently appealed SUNAT’s ruling with the Fiscal Court on April 10, 2002. The Fiscal Court, adhering to the decision rendered in the arbitration process initiated by Edegel, ruled that SUNAT’s ruling was void. The Fiscal Court ordered SUNAT to resolve the matter by taking into consideration the decision rendered in the arbitration process and the criteria in Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, if applicable, in its tax assessment. However, after performing a new assessment pursuant to the arbitration decision, SUNAT’s claim reached the amount of US$159 million.

     On July 10, 2003 SUNAT issued a new ruling accepting some of Edegel’s claims. However, SUNAT ruled that the tax benefits granted by Law No. 27,034 and its regulations were not applicable to Edegel because the 1996 spinoff was not valid. Additionally, SUNAT rejected the market value Edegel attributed to the fixed assets it acquired from Moyopampa.

     On August 1, 2003, Edegel appealed SUNAT’s ruling with the Fiscal Court and in September and November 2003 Edegel presented complementary written reports to the Fiscal Court to reinforce its legal and economic analysis.

     On November 14, 2003 Edegel accepted some of SUNAT’s claims and paid approximately US$15 million. However, the claims relating to excessive tax depreciation for revalued fixed assets, the unavailability of the tax benefits granted by Law No. 27,034 and its regulations and the dispute over the market value of acquired fixed assets are still pending. A hearing took place on December 10, 2003 before the Fiscal Court.

     On September 10, 2004, the Fiscal Court ruled accepting the partial desistance of the appeal filed by Edegel on November 14, 2003. Moreover, the Fiscal Court ruled that the application of Rule VIII in the preliminary Title of the Tax Code, by virtue of which SUNAT ruled that the spin-off of Talleres Moyopampa was unreal and denied the transfer of assets thereunder, lacks of validity. In relation to the tax purposes assets revaluation done by Edegel, the Fiscal Court ruled that SUNAT shall establish the computable cost of the assets and, if the amount exceeds the market value, the corresponding adjustment will be made. On the other hand, the objection to the difference in foreign exchange liabilities related to fixed assets during fiscal years 1998 and 1999 was revoked and the objection to intangibles amortization and doubtful collection provisions was confirmed.

We are unable to predict the outcome of these proceedings.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date:	October 29, 2004	By:	/s/ Mario Valcarce

			Name:	Mario Valcarce
			Title:	Chief Executive Officer